June 27, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sarmad Makhdoom

Cara Lubit

Re: Ryan Specialty Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2023
Filed May 5, 2023

File No. 001-40645

Dear Sarmad Makhdoom and Cara Lubit:

Ryan Specialty Holdings, Inc. (the “Company”) is writing in response to the comments raised in the letter to the Company, dated June 15, 2023, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that relate to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 1, 2023 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the SEC on May 5, 2023 (“Form 10-Q”) (File No. 001-40645). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K and Form 10-Q, respectively.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 78

1.
In future filings, please revise your Critical Accounting Policies and Estimates section to include quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations. Refer to Item 303(b)(3) of Regulation S-K.

Prudential Plaza | 180 N. Stetson Ave. | Suite 4600 | Chicago, IL 60601 | T 312.878.1883 | Jeremiah.Bickham@ryansg.com

Securities and Exchange Commission

June 27, 2023

Response

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will enhance its disclosure regarding the estimation and uncertainty in its accounting estimates where there is significant judgment and material impact of the assumptions including quantitative information where applicable, to the extent material and reasonably available.

Set forth below are examples of the revisions that the Company will implement in future filings based on our previously filed Form 10-K for the year ended December 31, 2022, shown in strike through for deletions and bold underline for additions.

Critical Accounting Policies and Estimates

The methods, assumptions, and estimates that we use in applying the accounting policies may require us to apply judgments regarding matters that are inherently uncertain. We consider an accounting policy to be a critical estimate if: (i) the Company must make assumptions that were uncertain when the judgment was made and (ii) changes in the estimate assumptions or selection of a different estimate methodology could have a significant impact on our financial position and the results that we report in the consolidated financial statements. While we believe that the estimates, assumptions, and judgments are reasonable, they are based on information available when the estimate was made.

Refer to “Note 2, Summary of Significant Accounting Policies” in the consolidated financial statements in this Annual Report for further information on the critical accounting estimates and policies. Refer to “Note 4, Mergers and Acquisitions” in the consolidated financial statements in this Annual Report for further information on the critical accounting policies over business combinations and contingent consideration. Refer to “Note 12, Equity-Based Compensation” in the consolidated financial statements in this Annual Report for the critical accounting estimates and policies related to equity-based compensation. Refer to “Note 17, Fair Value Measurements” in the consolidated financial statements in this Annual Report for further information on pricing of contingent consideration, derivative instruments and liabilities for which only fair value is disclosed. Refer to “Note 20, Income Taxes” in the consolidated financial statements in this Annual Report for further information on the estimates involved in income taxes and the TRA liability.

A summary of the critical accounting policies and corresponding judgments are as follows:

Revenue Recognition

The Company generates revenues primarily through commissions and fees from customers. For the last three fiscal years, over 97% of our Net commissions and fees were derived from the placement of insurance coverage, calculated as a percentage of premiums or fees received for an agreed-upon level of service. The remaining 3% of Net commissions and fees includes supplemental and contingent commissions where the timing of revenue recognition and constraints ~~applied to both supplemental and contingent commissions is~~ are based on estimates and assumptions~~. These commissions are paid to the Company based on~~ that involve the achievement of volume and/or underwriting profitability targets on ~~the~~ eligible insurance contracts ~~placed~~. ~~Because of our limited visibility into~~ Due to inherent limitations in assessing the satisfaction of performance indicators outlined in ~~the~~ contracts for supplemental and contingent commissions, the Company constrains such revenues until such time that the carrier provides explicit confirmation of amounts owed to us to avoid a significant reversal of revenue in a future period. The uncertainty regarding the ultimate transaction price

Prudential Plaza | 180 N. Stetson Ave. | Suite 4600 | Chicago, IL 60601 | T 312.878.1883 | Jeremiah.Bickham@ryansg.com

Securities and Exchange Commission

June 27, 2023

for contingent commissions is principally the profitability of the underlying insurance policies placed as determined by the development of loss ratios maintained by the carriers. The uncertainty is resolved over the contractual term. Variability in growth across product lines and loss experience inclusive of unfavorable developments due to catastrophic losses may impact the recognition of supplemental and contingent commissions. We evaluate the assumptions applied and make adjustments as experience changes.

Business Combinations

The Company accounts for transactions that represent business combinations under the acquisition method of accounting, which requires us to allocate the total consideration transferred for each acquisition to the assets we acquire and liabilities we assume based on their fair values as of the date of acquisition, including identifiable intangible assets. The allocation of the consideration utilizes significant estimates in determining the fair values of identifiable assets acquired, ~~especially with respect to intangible assets~~ which mainly consist of customer relationship intangible assets. The significant assumptions include estimated revenue growth, attrition rates, operating margins, and weighted average cost of capital. We may refine our estimates and make adjustments to the assets acquired and liabilities assumed over a measurement period, not to exceed one year from the date of acquisition.

The Company has financial liabilities resulting from our business combinations, namely contingent consideration arrangements. We estimate the fair value of these contingent consideration arrangements using Level 3 inputs that require the use of numerous assumptions and Monte Carlo simulations, which may change based on the occurrence of future events and lead to increased or decreased operating income in future periods. Estimating the fair value at an acquisition date and in subsequent periods involves significant judgments, including projecting the future financial performance of the acquired businesses. The Company updates its assumptions each reporting period based on new developments and records such amounts at fair value based on the revised assumptions. ~~Changes in the fair value of these contingent consideration arrangements are recorded in Change in contingent consideration within the Consolidated Statements of Income.~~

As of December 31, 2022 and 2021, the Company had two and five contingent consideration arrangements outstanding, respectively, with aggregate fair values of $29.3 million and $42.1 million, respectively. If remaining targets were to be met for these contingent consideration arrangements, the maximum amount of the liability would be $47.9 million and $129.2 million as of December 31, 2022 and 2021, respectively, and the additional expense would be recorded in Change in contingent consideration within the Consolidated Statements of Income.

Goodwill and Other Intangible Assets

As of December 31, 2022 and 2021, $1,315.0 million and $1,309.3 million, respectively, of Goodwill was recorded on the Consolidated Balance Sheets. The Company reviews goodwill for impairment at the reporting unit level, which coincides with the operating segment, Ryan Specialty. The Company reviews goodwill for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying value of the reporting unit may not be recoverable. In the performance of the annual evaluation, ~~the~~ qualitative factors considered include changes in the general state of the industry, competitive landscape, market for products, and financial performance of the Company. When necessary, we use a combination of valuation methodologies, including our readily available market price and internally determined valuations, to support that the enterprise value substantially exceeds the carrying value of Ryan Specialty. As of the annual

Prudential Plaza | 180 N. Stetson Ave. | Suite 4600 | Chicago, IL 60601 | T 312.878.1883 | Jeremiah.Bickham@ryansg.com

Securities and Exchange Commission

June 27, 2023

impairment review dates, there were no indicators of impairment identified in this assessment and we concluded that the reporting unit was not at risk.

The Company also considers qualitative and quantitative developments between the date of the goodwill impairment review and the fiscal year end to determine if an impairment should be recognized. ~~The Company reviews goodwill for impairment at the reporting unit level, which coincides with the operating segment, Ryan Specialty. The determinations of impairment indicators and the fair value of the reporting unit are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates.~~ Such estimates and assumptions could change in the future as more information becomes available, which could impact the amounts reported and disclosed herein.

~~The other intangible assets balance is~~ As of December 31, 2022 and 2021, $486.4 million and $573.9 million, respectively, of Other intangible assets were recorded on the Consolidated Balance Sheets, which were primarily composed ~~made up~~ of the customer relationship intangible asset acquired from All Risks. We review intangible assets that are being amortized for impairment whenever events or changes in circumstance indicate that their carrying amount may not be recoverable.

We have not made any material changes in the accounting methodology used to evaluate the impairment of amortizable intangible assets during the last three fiscal years. ~~We~~ Qualitative factors considered include any adverse developments in regulation, unfavorable market conditions, or the extent to which an asset will be utilized. As we continue to experience revenue growth driven by the increase in complexity and inflow of risks into the E&S market, we do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate impairments or useful lives of amortizable intangible assets. However, if actual results are not consistent with our estimates and assumptions, we may be exposed to an acceleration of amortization or impairment losses that could be material.

Income Taxes

~~We recognize deferred tax assets to the extent that it is believed that~~ As of December 31, 2022 and 2021, $396.2 million and $382.1 million, respectively, of Deferred tax assets were recorded on the Consolidated Balance Sheets. We evaluate these assets on a quarterly basis to conclude whether they are more likely than not to be realized. ~~In making such a determination~~ We make estimates and judgments which affect our valuation of the carrying value of our deferred tax assets. In completing this evaluation, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized.

Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider ~~our historical results and incorporate certain assumptions. We expect to realize future tax benefits related to the utilization of these assets.~~the character of income and our historical taxable income and incorporate assumptions from our Board-approved budgets and long-term assumptions, which include revenue growth and operating margins, among other factors. We exclude any projected M&A activity from this evaluation. To the extent we do not generate sufficient taxable income to take the full deduction in any given year, it would result in a net operating loss (“NOL”) that is available for us to utilize over an indefinite carryforward period to fully realize the deferred tax assets. Given our historical ability to generate taxable income, our

Prudential Plaza | 180 N. Stetson Ave. | Suite 4600 | Chicago, IL 60601 | T 312.878.1883 | Jeremiah.Bickham@ryansg.com

Securities and Exchange Commission

June 27, 2023

projected future taxable income, and the indefinite carryforward period available for NOLs, we consider it more likely than not that we will realize these deferred tax assets. If we determine in the future that we will not be able to fully utilize all or part of these deferred tax assets, we would record a valuation allowance through earnings in the period the determination was made, which would have an adverse effect on our results of operations and earnings in future periods.

Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Other than those potential impacts, we do not believe there is a reasonable likelihood there will be a material change in the tax related balances or valuation allowances. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities.

Tax Receivable Agreement Liabilities

As described in "Note 20, Income Taxes" in the notes to the consolidated financial statements in this Annual Report, in connection with the Organizational Transactions and IPO, the Company entered into a TRA with current and certain former LLC Unitholders. The TRA provides for the payment by the Company, to current and certain former LLC Unitholders, of 85% of the net cash savings, if any, in U.S. federal, state, and local income taxes that the Company realizes (or is deemed to realize in certain circumstances) as a result of (i) certain increases in the tax basis of the assets of the LLC resulting from purchases or exchanges of LLC Common Units, (ii) certain tax attributes of the LLC that existed prior to the IPO, (iii) certain favorable “remedial” partnership tax allocations to which the Company becomes entitled to (if any), and (iv) certain other tax benefits related to the Company entering into the TRA, including tax benefits attributable to payments that the Company makes under the TRA. Amounts payable under the TRA are contingent upon, among other things: (i) generation of future taxable income over the term of the TRA and (ii) future changes in tax laws, including tax rate changes. If we do not generate sufficient taxable income in the aggregate over the term of the TRA to utilize the tax benefits, then we would not be required to make the related TRA payments. Therefore, we only recognize a liability for TRA payments if we determine it is probable that we will generate sufficient future taxable income over the term of the TRA to utilize the related tax benefits. ~~Estimating~~ Projecting future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results, and incorporate assumptions from our Board-approved budgets and longer-term assumptions, which include revenue growth and operating margins, among other factors. We exclude any projected M&A activity from this evaluation. As of December 31, 2022 and 2021, we recognized $295.3 million and $272.1 million, respectively, of liabilities relating to our obligations under the TRA, after concluding that it was probable that we would have sufficient future taxable income to utilize the related tax benefits. There were no transactions subject to the TRA for which we did not recognize the related liability, as we concluded that we would have sufficient future taxable income to utilize all of the related tax benefits generated by all transactions that occurred during the years ended December 31, 2022 and 2021. If a valuation allowance is recorded against the deferred tax assets subject to the TRA in a future period, the corresponding TRA liability may not be considered probable, resulting in the liability being removed from the Consolidated Balance Sheets and recoded in Other non-operating income (loss) on the Consolidated Statements of Income.

Prudential Plaza | 180 N. Stetson Ave. | Suite 4600 | Chicago, IL 60601 | T 312.878.1883 | Jeremiah.Bickham@ryansg.com

Securities and Exchange Commission

June 27, 2023

Form 10-Q

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 27

2.
In future filings, please expand your revenue discussion to provide additional details around trends impacting your results of operations and to quantify the extent to which changes are attributable to changes in price, volume, specific product, industry class, or other market factors. For example, we note that your current disclosures identify various line item drivers, such as organic growth within Specialties, new business, acquisitions, new products, and inflow of risks from the Admitted market into the E&S market, but do not provide quantification, context, and clarity into the amounts and product areas (e.g., property, casualty, personal lines, etc.) related to these drivers. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment. In future filings (including the Quarterly Report on Form 10-Q for the second quarter of 2023), the Company will expand its discussion in the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional details around trends impacting our results of operations and to quantify the extent to which changes are attributable to changes in price, volume, specific product, industry class, or other market factors.

Set forth below is an example of the expanded discussion that the Company will implement in future filings based on our previously filed Form 10-Q for the first quarter of 2023, shown in strike through for deletions and bold underline for additions.

Comparison of the Three Months Ended March 31, 2023 and 2022

Revenue

Net Commissions and Fees

Net commissions and fees increased by $60.8 million, or 15.7%, from $386.7 million to $447.5 million for the three months ended March 31, 2023 as compared to the same period in the prior year. ~~The two main drivers of the revenue increase were 12.9% of organic revenue growth and 1.6% growth from the Griffin and Centurion acquisitions.~~ The following were the principal drivers of the increase:

•
$49.8 million or 12.9% of the period-over-period change in Net commissions and fees was due to organic revenue growth. Organic revenue growth represents growth in Net commissions and fees, adjusted to eliminate revenue attributable to acquisitions which were completed within 12 months of the end of the first quarter of 2023, and other items such as the change in contingent commissions and the impact of changes in foreign exchange rates. In aggregate, our net retained commission rates were consistent period-over-period. Also, we grew our client relationships, in aggregate, within each of our three Specialties. The growth of these relationships is due to the combination of a growing E&S market and winning new business from competitors. We experienced growth in our property lines of business and in the majority of our casualty lines. This growth was partially offset by a number of factors, none of which were individually significant such as (i) a decline in Net

Prudential Plaza | 180 N. Stetson Ave. | Suite 4600 | Chicago, IL 60601 | T 312.878.1883 | Jeremiah.Bickham@ryansg.com

Securities and Exchange Commission

June 27, 2023

commissions and fees generated from the placement of public company D&O insurance policies, related to a slow-down in IPO activity and an associated rapid premium rate decrease and (ii) a decrease in Net commissions and fees generated from large commercial construction projects and M&A activity related to a slow-down in underlying activity during the quarter;
•
$6.1 million or 1.6% of the period-over-period change in our Net commissions and fees was due to the acquisition of Griffin Underwriting Services and Centurion Liability Insurance Services, LLC, both of which were completed within 12 months of March 31, 2023; and
•
$4.9 million or 1.2% of the period-over-period change in Net commissions and fees was due to changes in contingent commissions and the impact of foreign exchange rates on our Net commissions and fees.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 878-1883 or Jeremiah.Bickham@ryansg.com, or Robert Goedert or Craig Garvey of Kirkland & Ellis LLP, our outside counsel, at robert.goedert@kirkland.com or (312) 862-7317, and craig.garvey@kirkland.com or (312) 862-3235.

Sincerely,

/s/ Jeremiah R. Bickham

Jeremiah R. Bickham
Executive Vice President and Chief Financial Officer

Prudential Plaza | 180 N. Stetson Ave. | Suite 4600 | Chicago, IL 60601 | T 312.878.1883 | Jeremiah.Bickham@ryansg.com